EXHIBIT 99.1

Material Change Report dated March 31, 2009

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Suncor Energy Inc. (“Suncor”)

P.O. Box 38

112 - 4th Avenue S.W.

Calgary, AB T2P 2V5

2.                                      Date of Material Change:

March 22, 2009

3.                                      News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on March 23, 2009 and would have been received by the securities commissions where Suncor is a “reporting issuer” and the stock exchanges on which the securities of Suncor are listed and posted for trading in the normal course of their dissemination.

4.                                      Summary of Material Change:

Suncor and Petro-Canada entered into an agreement dated March 22, 2009 (the “Arrangement Agreement”) pursuant to which they have agreed, subject to certain conditions, to amalgamate the two companies pursuant to a Plan of Arrangement (the “Arrangement”) to be effected under the Canada Business Corporations Act (the “CBCA”).  Upon completion of the Arrangement, it is expected that combined entity will operate under the Suncor name.

5.                                      Full Description of Material Change:

5.1          Full Description of Material Change

The Arrangement

Under the terms of the Arrangement Agreement entered into between Suncor and Petro-Canada, the proposed Arrangement will be effected by way of a Plan of Arrangement completed under the CBCA.  The Arrangement will feature a common share conversion through which Petro-Canada common shareholders will receive 1.28 common shares of the company continuing as the successor to Suncor and Petro-Canada under the CBCA following the effectiveness of the Arrangement (“Amalco”) for each common share of Petro-Canada they own and each Suncor common shareholder will receive one common share of Amalco (an “Amalco Share”) for each common share of Suncor they own.

The Arrangement will be structured to allow Suncor and Petro-Canada shareholders to receive Amalco Shares on a tax-deferred basis for Canadian and United States income tax purposes.  It is also intended the Arrangement will be structured to qualify for the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act of 1933, as amended.  Amalco will be governed by the Petro-Canada Public Participation Act (the “Petro-Canada Act”), unless and until the Petro-Canada Act is repealed.

Completion of the Arrangement will require the satisfaction of several conditions contemplated in the Arrangement Agreement, including the approval of Suncor and Petro-Canada shareholders, compliance with the Competition Act (Canada), and satisfaction of other customary approvals including regulatory, stock exchange, and Court of Queen’s Bench of Alberta approvals.  The required shareholder approvals will be two-thirds of the votes cast by holders of Suncor common shares and two-thirds of the votes cast by holders of Petro-Canada common shares at meetings of shareholders of Suncor and Petro-Canada, respectively, held to consider the Arrangement.  Suncor and Petro-Canada intend to defer their annual meetings so that combined annual and special shareholder meetings for each of Suncor and Petro-Canada can be held in early June 2009 to consider annual shareholder business and the Arrangement.  Suncor and Petro-Canada anticipate that the Arrangement will be completed in the third quarter of 2009.

An information circular detailing the Arrangement is anticipated to be mailed to Suncor and Petro-Canada shareholders in early May 2009.

Management Team

Amalco will be led by Richard L. George, the current President and Chief Executive Officer of Suncor, as President and Chief Executive Officer and Ron A. Brenneman, the current President and Chief Executive Officer of Petro-Canada, as Executive Vice-Chairman.

Combined Board of Directors

Amalco’s board of directors is expected to be comprised of 12 members, including eight members from Suncor’s current board and four members from Petro-Canada’s current board. John Ferguson, the Chairman of Suncor’s board, will serve as the initial Chairman of the board of directors of Amalco.

Board Approvals

The board of directors of Suncor has approved the Arrangement Agreement, has determined, based in part upon verbal fairness opinions received from its financial advisors, that the Arrangement is fair to the Suncor Shareholders, that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Suncor and has determined that it will recommend that the Suncor shareholders vote in favour of the Arrangement.

The board of directors of Petro-Canada has approved the Arrangement Agreement, has determined, based in part upon verbal fairness opinions received from its financial advisors, that the Arrangement is fair to the Petro-Canada Shareholders, that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Petro-Canada and has determined that it will recommend that the Petro-Canada shareholders vote in favour of the Arrangement.

Advisors

CIBC World Markets Inc. and Morgan Stanley Canada Limited are acting as financial advisors to Suncor for the purposes of this transaction and RBC Dominion Securities Inc. and Deutsche Bank Securities Inc. are acting as financial advisors for Petro-Canada.

The Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Suncor and Petro-Canada and various conditions precedent, both mutual and with respect to each entity.

The following is a summary of certain provisions of the Arrangement Agreement.  The Arrangement Agreement was filed on March 23, 2009 as a “Material document” under Suncor’s SEDAR profile.  Capitalized terms not otherwise defined in this Material Change Report have the meanings assigned thereto in the Arrangement Agreement.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of Suncor and Petro-Canada has agreed to certain non-solicitation covenants as follows:

(a)                                  Each Party will immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal (as defined below) in respect of such Party and will immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and will use all commercial efforts to ensure that such requests are honoured.

An “Acquisition Proposal” means any inquiry or the making of any proposal to a Party or its shareholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition from such Party of 20% or more of the voting securities of such Party or its Material Subsidiaries; (b) any acquisition of a substantial amount of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of such Party and its Subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving such Party or its Material Subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such Party or its Material Subsidiaries; or (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to a Party under the Arrangement Agreement or the Arrangement; except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “50% or more of the voting securities”, and the references to “a substantial amount of assets” shall be deemed to be references to “all or substantially all of the assets”.

(b)                                 Neither Suncor nor Petro-Canada will, directly or indirectly, do or authorize or permit any of its Representatives to do any of the following:

(i)                                     solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(ii)                                  enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision in the Arrangement Agreement, each of Suncor and Petro-Canada and its officers, directors and advisors may prior to the approval of the Suncor Shareholders’ Arrangement Resolution, in respect of Suncor’s obligations, or the Petro-Canada Shareholders’ Arrangement Resolution, in respect of Petro-Canada’s obligations:

(v)                                 enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of the

Arrangement Agreement, by Suncor or Petro-Canada or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement entered into between the Parties (provided that such confidentiality agreement will provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

A.                                   the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith:  (1) that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for shareholders of such Party to the transaction contemplated by the Arrangement Agreement; (3) after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (4) after receiving the advice of outside counsel, as reflected in the minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of such Party to act in a manner consistent with its fiduciary duties under applicable Laws (a “Superior Proposal”); and

B.                                     prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party will (1) provide prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to such other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, (2) notify the other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice will include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, and copies of all information provided to the third party), within 24 hours of the receipt thereof, and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s reasonable questions with respect thereto;

(vi)                              comply with Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)                           accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (c) immediately below and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under applicable Laws,

(B) such Party complies with its obligations set forth in paragraph (c) immediately below, and (C) such Party terminates the Arrangement Agreement in accordance with the provisions outlined in paragraph (f) under the heading “Termination” below and concurrently pays the required amount(s) outlined under the heading “Agreement as to Damages” below to the other Party.

(c)                                  Following receipt of a Superior Proposal, the Party subject to such Superior Proposal will give the other Party, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice will confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, will identify the third party making the Superior Proposal and will provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such 72 hour period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and will not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Party subject to such Superior Proposal will, and will cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend the Arrangement Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal will not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and will not release the party making the Acquisition Proposal from any standstill provisions and will not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In the event that a Party provides the notice contemplated by this paragraph on a date which is less than five business days prior to the Suncor Shareholders’ Meeting or the Petro-Canada Shareholders’ Meeting, as the case may be, the other Party will be entitled to (i) adjourn or postpone its shareholders’ meeting and (ii) require the Party subject to the Superior Proposal to adjourn or postpone its shareholders’ meeting, in each case to a date that is not more than 10 business days after the date of such notice.

(d)                                 Nothing contained in the Arrangement Agreement shall prohibit the board of directors of any Party from withdrawing, modifying, qualifying or changing its recommendation to its shareholders in respect of the transactions contemplated by the Arrangement Agreement prior to the approval of the Arrangement by such shareholders, if the board of directors of such Party determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than 48 hours before the board of directors considers any proposal in respect of any such withdrawal, modification, qualification or change, such Party shall give the other Party written notice of such proposal and promptly advise the other Party of the proposed consideration of such proposal; and (ii) the foregoing shall not relieve a Party from its obligation to proceed to call and hold the applicable shareholders’ meeting and to hold the vote on the Suncor Shareholders’ Arrangement Resolution or the Petro-Canada Shareholders’ Arrangement Resolution, as the case may be, (provided that, except as required under applicable Laws, such Party shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where the Arrangement Agreement is terminated in accordance with the terms thereof.

(e)                                  Each Party will ensure that its Representatives are aware of the foregoing provisions of the Arrangement Agreement respecting non-solicitation covenants applicable to such Party. Each

Party will be responsible for any breach of such provisions of the Arrangement Agreement by such Party’s Representatives.

Agreement as to Damages

Pursuant to the Arrangement Agreement, each of Suncor and Petro-Canada have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)                                  the board of directors of one Party has withdrawn, modified, qualified or changed any of its recommendations or determinations in respect of the Arrangement, as outlined in the Arrangement Agreement, in a manner adverse to the other Party or will have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of the other Party prior to the earlier of ten days following such request or 72 hours prior to the applicable shareholders’ meeting (unless the Party requesting such reconfirmation is then in material breach of its obligations under the Arrangement Agreement and such withdrawal, change or failure relates to such breach);

(b)                                 a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the shareholders of either Party or any Person will have publicly announced an intention to make a bona fide Acquisition Proposal in respect of a Party and, after such Acquisition Proposal will have been made known, made or announced, Suncor Shareholders (in the case of an Acquisition Proposal in respect of Suncor) or Petro-Canada Shareholders (in the case of an Acquisition Proposal in respect of Petro-Canada), as the case may be, do not approve the Arrangement or vote upon the Suncor Shareholders’ Arrangement Resolution or the Petro-Canada Shareholders’ Arrangement Resolution, as the case may be, and such Acquisition Proposal or an amended version thereof relating to Suncor or Petro-Canada, as the case may be, is consummated or effected as applicable within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; and for the purpose of the foregoing, the definition of “Acquisition Proposal” in the Arrangement Agreement to “20% or more of the voting securities” will be deemed to be references to “50% or more of the voting securities”, and the references to “a substantial amount of assets” will be deemed to be references to “all or substantially all of the assets”;

(c)                                  the board of directors of a Party accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)                                 a Party is in breach of any of its covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to such Party or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and such Party fails to cure such breach within 10 business days after receipt of written notice thereof from the other Party;

(each of the above being a “Damages Event”) then in the event of the termination of the Arrangement Agreement pursuant to the provisions set forth under the heading “Termination” below as a result of such Damages Event, (i) if Suncor is the subject of any Damages Event, it will pay to Petro-Canada, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Petro-Canada and (ii) if Petro-Canada is the subject of any Damages Event, it will pay to Suncor, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Suncor, and after such Damages Event but prior to payment of such amount, the Party required to make such payment will be deemed to hold such funds in trust for the other Party, provided that in the case of a Damages Event pursuant to paragraph (c) above (if the board of directors of a Party accepts, recommends, approves or enters into an agreement to implement a Superior Proposal), such payment shall be made by a Party to the other Party concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by such Party. Suncor will only be obligated to pay a maximum of $300 million pursuant to such provisions of the Arrangement Agreement and Petro-Canada will only be obligated to pay a maximum of $300 million pursuant to such provisions of the Arrangement Agreement.

A “Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in Canadian GAAP or changes in regulatory accounting requirements applicable to the oil and gas, oil sands and oil shale exploration, development and production businesses, the petrochemicals industry, and the business of refining, marketing and distributing petroleum products (the “O&G Business”); (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iii) any change generally affecting the O&G Business; (iv) any natural disaster; (v) any decline in crude oil or natural gas prices on a current or forward basis; (vi) any actions taken (or omitted to be taken) at the written request of the other Party; or (vii) any action taken by the Person or any of its Subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to the mutual covenants of the Parties to obtain any required regulatory approvals), provided, however, that with respect to clauses (i), (ii), (iii) and (iv) such matter does not have a materially disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the O&G Business, and references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Person from performing its material obligations under the Arrangement Agreement in any material respect;

If the Arrangement Agreement: (i) is terminated by a Party because of a breach of a representation or warranty by the other Party that gives rise to a termination right, or (ii) if the Arrangement Agreement is terminated by a Party pursuant to paragraph (c) described under the heading “Termination” below and at the time of such termination the other Party is in breach of its representations, warranties or covenants in the Arrangement Agreement, notwithstanding the availability of any cure period, the other Party shall pay such terminating Party an amount equal to $20 million as reimbursement for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if the terminating Party is in material breach of its obligations hereunder at the time of the termination of the Arrangement Agreement such amount will not be payable.

Liquidated Damages

Each Party acknowledges that the payment amounts set out in the Arrangement Agreement in respect of a Damages Event, or in respect of fees, costs and expenses, are payments of liquidated damages which are a genuine pre-estimate of the damages which Suncor or Petro-Canada will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Arrangement Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of any such amounts is the sole monetary remedy of Suncor and Petro-Canada; provided, however, that this limitation will not apply in the event of fraud or wilful breach of the Arrangement Agreement by a Party.

Indemnification

Suncor and Petro-Canada agree that Amalco will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection comparable to the most favourable protection provided by the policies maintained by Suncor and Petro-Canada and their respective Subsidiaries as are in effect immediately prior to the Effective Date and providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of Suncor and Petro-Canada with respect to claims arising from facts or events which occurred prior to the Effective Date.

Suncor and Petro-Canada also agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of each of Suncor and Petro-Canada will survive the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Termination

Suncor and Petro-Canada have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)                                  by mutual written consent of Suncor and Petro-Canada;

(b)                                 by either Suncor or Petro-Canada if the Arrangement Resolution will have failed to receive the requisite vote of the appropriate shareholders for approval at the Suncor Shareholders’ Meeting (including any adjournment or postponement thereof) or Petro-Canada Shareholders’ Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)                                  by either Suncor or Petro-Canada if the Effective Time will not have occurred on or prior to March 31, 2010, except that this right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)                                 as provided for in the Arrangement Agreement, in the event of a breach of representation, warranty, covenant or condition by a Party after notice of such breach has been provided and the expiration of a ten-day cure period as described under the heading “Notice and Cure Provisions” below; provided that the Party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions to consummate the transactions contemplated by the Arrangement Agreement, not to be satisfied;

(e)                                  by either Suncor or Petro-Canada upon the occurrence of a Damages Event in respect of the other Party; or

(f)                                    by either Suncor or Petro-Canada to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that such Party (i) has complied with its obligations described under the heading “Mutual Covenants Regarding Non-Solicitation” above and (ii) concurrently pays the amount(s) required under the heading “Agreement as to Damages” above.

Under the provisions of the Arrangement Agreement, in the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will become void and neither Party will have any liability or further obligation to the other Party thereunder, except with respect to: (a) certain indemnification obligations set forth in the Arrangement Agreement (including as described under the heading “Indemnification” above), and (b) the payment of the fees outlined above under the heading “Agreement as to Damages”, where applicable. However, no Party shall be relieved from liability for any breach of any provision of the Arrangement Agreement and no termination of the Arrangement Agreement will affect the obligations of the Parties pursuant to the Confidentiality Agreement entered into between the Parties, except to the extent specified therein.

Conditions to the Arrangement

Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)                                  the Interim Order will have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(b)                                 the Suncor Shareholders’ Arrangement Resolution will have been passed by the Suncor Shareholders in accordance with the Interim Order;

(c)                                  the Petro-Canada Shareholders’ Arrangement Resolution will have been passed by the Petro-Canada Shareholders in accordance with the Interim Order;

(d)                                 the Final Order will have been granted in form and substance satisfactory to the Parties, acting reasonably, and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(e)                                  the Articles of Arrangement to be filed with the Director in accordance with the Arrangement Agreement will be in form and substance satisfactory to each of the Parties, acting reasonably;

(f)                                    either one or more of the following will have occurred:

(i)                                     the relevant waiting period in Section 123 of the Competition Act will have expired and there will be no order issued by the Competition Tribunal under Section 92, 100 or 104 of the Competition Act and there will be no other agreement with the Commissioner or between the Parties precluding completion of the Arrangement, unless such order or agreement is on terms and conditions acceptable to each of the Parties, acting reasonably;

(ii)                                  the Commissioner or her representative has issued a letter to the Parties indicating that she does not intend to make an application under section 92 of the Competition Act precluding completion of the Arrangement contemplated by the Arrangement Agreement and any terms and conditions attached to any such letter will be acceptable to each Party, acting reasonably; or

(iii)                               the Commissioner will have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement in form and substance acceptable to each Party, acting reasonably;

(g)                                 the applicable waiting period (and any extension thereof) under the Hart-Scott Rodino Antitrust Improvements Act of 1976 will have expired or been earlier terminated;

(h)                                 in addition to the requirements above in paragraphs (f) and (g), all other domestic and foreign regulatory (including any Laws that regulate competition, antitrust, foreign investment or transportation), governmental and third party approvals and consents required to be obtained, or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, and the expiry of applicable waiting periods necessary to complete the

Arrangement, will have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, including conditional approval to the listing of the Amalco Shares issuable pursuant to the Arrangement and upon the exercise of the Replacement Options on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and all applicable domestic and foreign statutory and regulatory waiting periods will have expired or have been terminated and no unresolved material objection or opposition will have been filed, initiated or made during any applicable statutory or regulatory period, except where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco;

(i)                                     no act, action, suit, proceeding, objection or opposition will have been threatened or taken, entered or promulgated before or by any Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) will have been proposed, enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Change in respect of either or Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco; and

(j)                                     the long term senior unsecured and unsubordinated debt of Amalco will have a prospective long-term issuer credit rating of “Baa3” or better by Moody’s Investor Services, Inc. or “BBB-” or better by Standard & Poor’s.

Suncor Conditions

The obligation of Suncor to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                  the representations and warranties made by Petro-Canada in the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Petro-Canada will have provided to Suncor a certificate of two senior officers of Petro-Canada certifying the foregoing on the Effective Date;

(b)                                 Petro-Canada will have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Petro-Canada will have provided to Suncor a certificate of two senior officers of Petro-Canada certifying compliance with such covenants on the Effective Date;

(c)                                  no Material Adverse Change in respect of Petro-Canada will have occurred after the date of the Arrangement Agreement and prior to the Effective Date; and

(d)                                 holders of such number of Suncor Shares and Petro-Canada Shares that, in the aggregate, would constitute not greater than 2% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are no holders of Suncor Shares and Petro-Canada Shares who have exercised rights of dissent), will have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The foregoing conditions are for the exclusive benefit of Suncor and may be asserted by Suncor regardless of the circumstances or may be waived in writing by Suncor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Suncor may have.

Petro-Canada Conditions

The obligation of Petro-Canada to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                  the representations and warranties made by Suncor in the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor will have provided to Petro-Canada a certificate of two senior officers of Suncor certifying the foregoing on the Effective Date;

(b)                                 Suncor will have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor will have provided to Petro-Canada a certificate of two senior officers of Suncor certifying compliance with such covenants on the Effective Date; and

(c)                                  no Material Adverse Change in respect of Suncor will have occurred after the date of the Arrangement Agreement and prior to the Effective Date.

The foregoing conditions are for the exclusive benefit of Petro-Canada and may be asserted by Petro-Canada regardless of the circumstances or may be waived by Petro-Canada in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petro-Canada may have.

Notice and Cure Provisions

Pursuant to the Arrangement Agreement, Suncor and Petro-Canada are required to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to: (a) cause any of the representations or warranties of either Party contained in the Arrangement Agreement to be untrue or inaccurate on the date of the Arrangement Agreement or at the Effective Date; or (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party prior to or at the Effective Date.

If any of the conditions of the Arrangement as outlined the Arrangement Agreement (as described above) will not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate the Arrangement Agreement as provided in paragraph (d) under the heading “Termination” above; provided that neither Suncor nor Petro-Canada may elect to rescind and terminate the Arrangement Agreement pursuant to the conditions contained in the Arrangement Agreement (as described above) or exercise any termination right arising therefrom unless forthwith, and in any event prior to the issuance of the Certificate by the Director, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter capable of cure, no Party may terminate the Arrangement Agreement until the expiration of a period of 10 business days from the date of receipt of such notice. If such notice has been delivered prior to the date of the Suncor Shareholders’ Meeting or the Petro-Canada Shareholders’ Meeting, Suncor or Petro-Canada, as the case may be, may elect to postpone the meeting of its shareholders until the expiry of such period.

5.2          Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

For further information, contact J. Kenneth Alley, Senior Vice President, Chief Financial Officer of Suncor, by telephone at (403) 269-8100.

9.                                      Date of Report:

March 31, 2009

Advisory Regarding Forward-Looking Statements and Forward-Looking Information

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this material change report contains forward looking statements and information concerning: the name, board of directors and leadership of Amalco; and the anticipated tax treatment of the proposed merger for shareholders.

This material change report also contains forward-looking statements and information concerning the anticipated completion of the Arrangement and the anticipated timing for completion of the Arrangement. Suncor has provided these anticipated times in reliance on certain assumptions that it believes are reasonable at of the date of this material change report, including assumptions as to the time required to prepare and mail the shareholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

The forward-looking statements and information in this material change report are based on certain key expectations and assumptions made by Suncor, including expectations and assumptions concerning: the receipt, in a timely manner, of regulatory, security holder and third party approvals in respect of the

Arrangement. Although Suncor believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Suncor can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the failure to obtain required regulatory, security holder and other third party approvals in respect of the Arrangement (or to do so in a timely manner); and changes in legislation, including but not limited to tax and antitrust laws.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Suncor’s or Petro-Canada’s or Amalco’s operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at Suncor’s website (www.suncor.com).

The forward-looking statements and information contained in this material change report are made as of the date hereof and Suncor undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.